

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2010

Mr. Trevor Fetter
President and Chief Executive Officer
Tenet Healthcare Corporation
1445 Ross Avenue, Suite 1400
Dallas, TX 75202

Re: Tenet Healthcare Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Definitive Proxy Statement on Schedule 14A filed March 25, 2010
File No. 001-07293

Dear Mr. Fetter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14A

Performance-Based Bonus, page 28

1. Please expand your discussion of the four pillars of your Balanced Scorecard to disclose the criteria considered by the Compensation Committee and the extent of achievement determined for each of the targets you disclosed for the Quality, Service and People pillars, as you have for the Cost and Growth pillar.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Rosenthall at (202) 551-3674 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director